

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Robert J. Coury
Chairman of the Board and Chief Executive Officer
Mylan, Inc.
1500 Corporate Drive
Canonsburgh, PA 15317

Re: Mylan, Inc.
Form 10-K Filed February 26, 2010
Definitive Proxy Statement Filed April 5, 2010
Supplemental Response Filed June 7, 2010
File No. 001-9114

Dear Mr. Coury:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Our Executive Compensation Program, page 22

1. We note your response to our prior comment 7 states that, "the performance-based annual cash awards are…subject to the achievement of the formulaic performance goals" but that you do not discuss these goals. Please expand your proposed disclosure to enumerate the individual performance criteria considered by the Committee for each named executive officer in determining to award performance-based annual cash awards.

2. We note your response to comment 8. Given that the grants vest ratably over a three year period, it appears that there are annual targets for adjusted diluted earnings per share, regulatory submissions and synergies. Please confirm that you will disclose each target, whether or not it is achieved and the number of grants that vest each year.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall, Attorney-Advisor at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director